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                               CONSENT OF EXPERTS


We hereby consent to the filing of that certain Fort Knox Technical Report dated April 4, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.


By:     /s/Dean T. Wilton/
Title:  Professional Geologist




Date: July 9, 2004.